UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 27, 2021

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493-6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	MCADU	The Nasdaq Stock Market LLC
Common Stock	MCAD	The Nasdaq Stock Market LLC
Rights	MCADR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submissions of Matters to a Vote of Security Holders

As previously disclosed, on April 6, 2021, Mountain Crest Acquisition Corp. II (Nasdaq: MCAD) (“MCAD” or the “Company”), a special purpose acquisition company and its wholly owned subsidiary MCAD Merger Sub, Inc. (“Merger Sub”) entered into a definitive agreement and plan merger (the “Merger Agreement”) with Better Therapeutics, Inc. (“Better Therapeutics”) for a proposed business combination (the “Business Combination”), and as amended as of August 30, 2021 and September 27, 2021. Upon closing of the transaction contemplated by the Merger Agreement, Merger Sub will merge with and into Better Therapeutics (the “Merger”) with Better Therapeutics surviving the Merger, renamed Better Therapeutics OpCo, Inc., as a wholly owned subsidiary of MCAD. In addition, in connection with the consummation of the Business Combination, MCAD will be renamed “Better Therapeutics, Inc.” The combined company after the Business Combination is referred to as the “Combined Company.”

On October 27, 2021, at 10:00 a.m., Eastern Time, the Company held a special meeting of its shareholders (the “Special Meeting”) at which the shareholders voted on the following proposals, as set forth below, each of which is described in detail in the definitive proxy statement (the “Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2021, which was first mailed by the Company to its shareholders on or about October 13, 2021.

As of September 8, 2021, the record date for the Special Meeting, there were 7,557,500 shares of common stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding and entitled to vote at the Special Meeting. There were 5,226,378 shares of Common Stock representing approximately 69.15% of the issued and outstanding shares of Common Stock present in person or represented by proxy at the Special Meeting, constituting a quorum for the Special Meeting. The final voting results for each proposal submitted to the shareholders of the Company at the Special Meeting are included below.

Each of the proposals described below was approved by the Company’s shareholders.

PROPOSALS

Proposal 1:

To consider and vote on a proposal to adopt and approve (a) the Agreement and Plan of Merger, dated as of April 6, 2021 and as amended as of August 30, 2021 and September 27, 2021 (the “Merger Agreement”), by and among Mountain Crest Acquisition Corp. II, a Delaware corporation (“MCAD”), MCAD Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of MCAD (“Merger Sub”), and Better Therapeutics, Inc., a Delaware corporation (“BTX”), pursuant to which Merger Sub will merge with and into BTX, with BTX surviving the merger as a wholly owned subsidiary of MCAD and (b) such merger and the other transactions contemplated by the Merger Agreement (the “Business Combination”) and referred to in the Proxy Statement as the “Business Combination Proposal”.

FOR	AGAINST	ABSTAIN
5,225,591	587	200

Proposal 2:

To consider and vote on a proposal to adopt the proposed amended and restated certificate of incorporation of MCAD (the “Proposed Certificate of Incorporation”) and referred to in the Proxy Statement as the “Charter Amendment Proposal”.

FOR	AGAINST	ABSTAIN
5,225,591	587	200

Proposal 3:

To consider and vote, on a non-binding advisory basis, on seven separate governance proposals relating to the following material differences between the Current Charter and the Proposed Certificate of Incorporation and collectively referred to in the Proxy Statement as the “Governance Proposal”:

(A)	to amend the name of MCAD to “Better Therapeutics, Inc.” from “Mountain Crest Acquisition Corp. II” and remove certain provisions related to MCAD’s status as a special purpose acquisition company that will no longer be relevant following the closing of the Business Combination.

FOR	AGAINST	ABSTAIN
5,175,591	50,587	200

(B)	to increase the authorized shares of (i) Common Stock from 30,000,000 shares to 200,000,000 shares and (ii) preferred stock from no shares to 10,000,000 shares.

FOR	AGAINST	ABSTAIN
5,175,185	50,590	603

(C)	require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to adopt, amend or repeal MCAD’s bylaws.

FOR	AGAINST	ABSTAIN
5,160,786	65,142	450

(D)	require the vote of at least two-thirds of the voting power of the outstanding shares of capital stock, rather than a simple majority, to remove a director from office.

FOR	AGAINST	ABSTAIN
5,175,338	50,590	450

(E)	require the vote of a majority of the voting power of the outstanding shares of capital stock, to amend or repeal certain provisions of the Proposed Certificate of Incorporation.

FOR	AGAINST	ABSTAIN
5,175,341	50,587	450

(F)	require that special meetings of stockholders may only be called by the board of directors and not by stockholders, subject to any special rights of the holders of preferred stock.

FOR	AGAINST	ABSTAIN
5,122,427	103,751	200

(G)	remove the forum selection provision providing for concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act of 1933 from the Proposed Certificate of Incorporation, such that Section 7 of the Combined Entity’s Bylaws providing for designation of the U.S. federal district courts as the exclusive forum for claims arising under the Securities Act of 1933 will be applicable.

FOR	AGAINST	ABSTAIN
5,175,341	50,587	450

Proposal 4:

To consider and vote on a proposal to approve, for purposes of complying with Nasdaq Rules 5635(a) and (b), (i) the issuance of more than 20% of the issued and outstanding MCAD common stock, $0.0001 par value (the “Common Stock”), and the resulting change in control in connection with the Business Combination and (ii) for the purposes of complying with Nasdaq Rules 5635(d) the issuance of more than 20% of the issued and outstanding Common Stock in the PIPE Investment (as defined in the accompanying proxy statement/prospectus), upon the completion of the Business Combination and referred to in the Proxy Statement as the “Nasdaq Proposal”.

FOR	AGAINST	ABSTAIN
5,225,338	590	450

Proposal 5:

To consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination David Perry, Kevin Appelbaum, Richard Carmona, Suying Liu, Andy Armanino, Geoffrey Parker and Risa Lavizzo-Mourey to serve on MCAD’s Board of Directors and referred to in the Proxy Statement as the “Directors Proposal”.

Director Nominee	FOR	WITHHOLD
David Perry	5,225,791	587
Kevin Appelbaum	5,225,788	590
Richard Carmona	5,225,788	590
Suying Liu	5,225,788	590
Andy Armanino	5,225,788	590
Geoffrey Parker	5,225,791	587
Risa Lavizzo-Mourey	5,225,788	590

Proposal 6:

To consider and vote on a proposal to approve the 2021 Stock Option and Incentive Plan (the “2021 Plan”) in connection with the Business Combination and referred to in the Proxy Statement as the “2021 Plan Proposal”.

FOR	AGAINST	ABSTAIN
5,225,688	690	0

Proposal 7:

To consider and vote on a proposal to approve the 2021 Employee Stock Purchase Plan (the “2021 ESPP”), in connection with the Business Combination and referred to in the Proxy Statement as the “2021 ESPP Proposal”.

FOR	AGAINST	ABSTAIN
5,225,488	690	200

Item 8.01.	Other Events

On October 27, 2021, the Company issued a press release announcing shareholder approval of the Business Combination at the Special Meeting. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated October 27, 2021
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 27, 2021

MOUNTAIN CREST ACQUISITION CORP. II

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer